Exhibit 4.2

SHARE LENDING AGREEMENT
This share lending agreement (the “Agreement”) is entered into on 4 May 2022, by and between:
(1)	BW Group Limited (“BW Group” or the “Lender”);

(2)	Hafnia Limited (the “Company”); and

(3)	SEB Corporate Finance, Skandinaviska Enskilda Banken AB (“SEB”).

1	BACKGROUND

(A)	BW Group currently owns 246,106,112 shares in the Company, representing 53.23% of the issued and outstanding shares in the Company.

(B)
The Company has appointed SEB, Clarksons Platou Securities AS and Fearnley Securities AS as co-managers and joint bookrunners (together the “Managers”) to advise on and effect a private placement (the “Private Placement”) with gross proceeds of up to NOK equivalent of approximately USD 100 million. The Private Placement is expected to take place on or about 4 May 2022.

(C)
According to the terms of application for the Private Placement (the “Terms of Application”), the allotted shares in the Private Placement will be delivered to the applicants in the Private Placement on or around 9 May 2022 (the “Payment Date”). To facilitate prompt settlement and to allow the Managers to deliver already existing, tradable shares to the applicants who are allocated shares in the Private Placement, it has been agreed that the Lender will make available to SEB on behalf of the Managers existing shares in the Company on the terms and conditions set out in this Agreement.

2	SHARE LENDING

In order to facilitate the agreed settlement of the Private Placement, the Lender hereby grants SEB, on behalf of the Managers, an irrevocable option (the “Lending Option”), conditional upon the Company’s board of directors resolving to allocate and issue shares in the Private Placement, to borrow up to a total number of existing shares of the Company from the Lender equal to the number of shares to be issued in the Private Placement pursuant to the board of directors’ decision (the “Borrowed Shares”).
The transfer and delivery of the Borrowed Shares from the Lender to SEB shall be deemed to be a loan of the Borrowed Shares, and shall not be, or be construed as, a sale and purchase of the Borrowed Shares. The borrowing of the Borrowed Shares shall be registered as share lending in the VPS. SEB undertakes to compensate the Lender for any distributions (of any kind), issue of preferential rights, etc., distributed on the Borrowed Shares and actually received by SEB during the lending period.
The Managers shall deliver the Borrowed Shares to the applicants who have been allocated and paid for shares in the Private Placement, other than the Lender. The Borrowed Shares shall not be used by the Managers for any purpose other than to facilitate timely settlement of shares against payment in the Private Placement.
3	DELIVERY

By signing this Agreement, and with effect from the time (and subject to) the Company having formally resolved to issue a number of new shares in the Private Placement (the “New Shares”) which is equal to or exceeds the total number of Borrowed Shares, the Lender gives SEB (on behalf of the Managers)
the power to execute the Lending Optionand shall transfer the Borrowed Shares to the Managers’ VPS accounts as instructed by the Manager.

4	REDELIVERY

The Managers may not transfer any Borrowed Shares to an applicant in the Private Placement before such applicant has paid the full subscription amount to the Managers. Further, the Managers may never transfer more Borrowed Shares to an applicant than such applicant has applied for and been allocated in the Private Placement.
Upon receipt of the full proceeds from the Private Placement, the Company shall, without undue delay thereafter, ensure issuance of the New Shares in VPS and instruct its VPS account manager to deliver them to SEB as full discharge of the Company’s obligations to deliver New Shares towards the applicants under the Terms of Application.
As soon as reasonably possible upon, and subject to, receipt of the New Shares, SEB shall transfer a number of New Shares that equals the number of Borrowed Shares borrowed from the Lender to the Lender’s VPS account, as full and final settlement of the Managers’ obligation to re-deliver the Borrowed Shares. Further, SEB shall at the same time transfer to the Lender’s VPS account the number of New Shares allocated to the Lender in the Private Placement.
For the avoidance of doubt, SEB shall under no circumstance be obliged to deliver any shares to the Lender until the business day following the date when the Company has issued the New Shares to SEB, and in any case not unless and until it has actually received such number of New Shares from the Company corresponding to the number of Borrowed Shares.
5	COMPENSATION

The Managers shall not be required to pay any consideration or post any collateral in connection with this Agreement or the borrowing of the Borrowed Shares.
As consideration for the loan of the Borrowed Shares to the Managers, the Lender shall receive a fee from the Company of 0.40% per cent per annum from the date the Borrowed Shares are transferred to the Managers’ VPS accounts until the date that the New Shares that equals the number of Borrowed Shares are received in the Lender’s VPS account, calculated on the total number of Borrowed Shares multiplied by the closing market price of the Company’s shares on a daily basis. The fee is payable by the Company after the New Shares that equals the number of Borrowed Shares are received in the Lender’s VPS account.
6	REPRESENTATION, WARRANTIES AND UNDERTAKINGS

6.1	The Lender

The Lender hereby represents, warrants and undertakes to SEB and the Company that:
(i)	it is duly authorised and empowered to perform its duties and obligations under this Agreement;

(ii)	it has valid title to the Borrowed Shares to be lent by it under this Agreement and the legal right and power to lend, and deliver such Borrowed Shares in accordance with the terms of this Agreement;

(iii)	the Borrowed Shares will be delivered by the Lender to the Managers, at the Managers’ direction free and clear of any security interest, claims, liens, equities and other encumbrances; and

(iv)	it will not sell any of the Borrowed Shares lent by it under this Agreement while the shares are being borrowed by the Managers.

6.2	The Company

The Company hereby represents, warrants and undertakes to SEB and the Lender that:
(i)	it is duly authorised and empowered to perform its duties and obligations under this Agreement; and

(ii)	the New Shares when so delivered will be validly issued, fully paid, and in all respects have equal rights to those of all other issued shares of the Company.

6.3 SEB
SEB hereby represents and warrants, and undertakes to the Company and the Lender, that:
(i)	it is duly authorised and empowered to perform its duties and obligations under this Agreement;

(ii)
it is not restricted under the terms of its constitution or in any other manner from borrowing the Borrowed Shares in accordance with this Agreement or from otherwise performing its obligations hereunder.

7 MISCELLANEOUS
7.1 Liability and indemnity
For the avoidance of doubt, SEB shall not be liable for any losses, claims, damages, costs, charges, expenses or liabilities suffered as a result of the failure of delivery of shares to the Lender due to the Company not issuing a sufficient number of New Shares or any New Shares at all, or due to breach by any party other than SEB of obligations under this Agreement or any other agreement governing the Private Placement.
7.2 Governing law and dispute resolution
The Agreement is governed by and shall be construed in accordance with Norwegian law.
The Parties submit to the exclusive jurisdiction of the Norwegian courts for all purposes relating to this Agreement, with Oslo District Court as exclusive legal venue.
[signature page follows]

[signature page for share lending agreement]
4 May 2022
BW Group Limited	Hafnia Limited

/s/ Nicholas Fell	/s/ Petrus Wouter Van Echtelt
General Counsel & EVP